# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Sylvamo Corp, CIK 0001856485
CUSIP: 871332102
Title of class of securities: Common Stock, par value $1.00 per share
Address of issuer's principal executive offices: 6077 Primacy Parkway, Memphis, Tennessee (TN), 38119
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0000905148-24-003187
Filed by CIK 0001163653

## Reporting persons
- NOMURA HOLDINGS INC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Japan (M0); sole voting power 0; shared voting power 3,008,599; sole dispositive power 0; shared dispositive power 3,008,599; aggregate amount beneficially owned 3,008,599 (7.3% of the class)
  Comment: (1) Shared voting and dispositive power represents (i) 1,008,608 shares of Common Stock beneficially owned by Nomura Global Financial Products, Inc. ("NGFP"), (ii) 1,000,000 shares of Common Stock underlying call options beneficially owned by NGFP that are exercisable within 60 days, and (iii) 999,991 shares of Common Stock beneficially owned by Nomura Securities International, Inc. ("NSI"). NGFP and NSI are wholly owned subsidiaries of Nomura Holdings, Inc., which accordingly may be deemed to beneficially own the shares of Common Stock beneficially owned by NGFP and NSI.
  
  (2) The percent of class is calculated based on 41,008,332 shares of Common Stock outstanding as of November 8, 2024, as reported in the Issuer's quarterly report on Form 10-Q for the fiscal quarter ended September 30, 2024 filed with the SEC on November 12, 2024.
- NOMURA GLOBAL FINANCIAL PRODUCTS INC: type of reporting person: broker-dealer (BD); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 2,008,608; sole dispositive power 0; shared dispositive power 2,008,608; aggregate amount beneficially owned 2,008,608 (4.9% of the class)
  Comment: (3) The percent of class is calculated based on 41,008,332 shares of Common Stock outstanding as of November 8, 2024, as reported in the Issuer's quarterly report on Form 10-Q for the fiscal quarter ended September 30, 2024 filed with the SEC on November 12, 2024.

## Item 1. Issuer
Name of issuer: Sylvamo Corp
Address of issuer's principal executive offices: 6077 Primacy Parkway, Memphis, Tennessee, 38119

## Item 2. Person Filing
Name of person filing:
Nomura Holdings, Inc.

Nomura Global Financial Products, Inc.
Address of principal business office or, if none, residence:
Nomura Holdings, Inc.:
13-1, Nihonbashi 1-chome, Chuo-ku, Tokyo 103-8645, Japan

Nomura Global Financial Products, Inc.:
Worldwide Plaza
309 West 49th Street
New York, NY 10019
Citizenship:
Nomura Holdings, Inc.:
Japan

Nomura Global Financial Products, Inc.:
Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: broker-dealer (BD), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: Items 5-11 of the cover pages are incorporated by reference.
Percent of class:
Nomura Holdings, Inc.: 7.3 %
Nomura Global Financial Products, Inc.: 4.9
Sole power to vote or to direct the vote: Items 5-11 of the cover pages are incorporated by reference.
Shared power to vote or to direct the vote: Items 5-11 of the cover pages are incorporated by reference.
Sole power to dispose or to direct the disposition: Items 5-11 of the cover pages are incorporated by reference.
Shared power to dispose or to direct the disposition: Items 5-11 of the cover pages are incorporated by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See Exhibit B

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit A - Joint Filing Agreement
Exhibit B - Subsidiaries

## Signatures
- NOMURA HOLDINGS INC: /s/ Samir Patel, Samir Patel, Managing Director (02/14/2025)
- NOMURA GLOBAL FINANCIAL PRODUCTS INC: /s/ Samir Patel, Samir Patel, Authorized Officer (02/14/2025)